UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Scorpio Tankers Inc. (the “Company”) announced today that effective immediately after the close of business on May 20, 2022, the conversion rate of its Convertible Senior Notes due 2025 (the "2025 Notes") will be adjusted to reflect the Company’s payment of a cash dividend with respect to its common shares. The Convertible Senior Notes due 2022 matured on May 16, 2022 and the Company repaid the aggregate outstanding principal balance of $69.7 million on that date. The new conversion rate for the 2025 Notes will be 27.4083 shares of the Company’s common shares per $1,000 principal amount of the 2025 Notes, representing an increase of the prior conversion rates of 0.0941 shares for each $1,000 principal amount of the 2025 Notes.
The Company is adjusting the conversion rates due to the payment of a previously announced cash dividend of $0.10 per common share, payable on or around June 15, 2022 to all shareholders as of May 20, 2022 (the “Record Date”).
The adjustment to the conversion rate was made pursuant to section 14.04(d) of the indenture for 2025 Notes, which applies to cash dividends or distributions made by the Company. In accordance with section 14.04(d), the Company has adjusted the conversion rate for the 2025 Notes due to the cash dividend pursuant to the following formula:

SP0
CR1 =	CR0	X	SP0 - C
where,

CR0 =    the conversion rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

CR1 =    the conversion rate in effect immediately after the close of business on the Record Date for such dividend or distribution;

SP0 =    the closing sale price of the common shares on the New York Stock Exchange on the trading day immediately preceding the Ex-Dividend Date (May 19, 2022) for such dividend or distribution; and

C =    the amount in cash per share the Company distributes to all or substantially all holders of the common shares.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-264084) that was filed with the U.S. Securities and Exchange Commission with an effective date of April 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: May 19, 2022
	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer